Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

ANADIGICS, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND APRIL 2, 2011
AND THE YEARS ENDED DECEMBER 31, 2011, 2010, 2009, 2008 AND 2007
(in thousands, except ratios)

	Year ended December 31,					Three months ended
	2011	2010	2009	2008	2007	Mar. 31, 2012	Apr. 2, 2011
Fixed Charges:
Portion of rental expense representing interest	$872	$874	$854	$869	$768	$219	$217
Interest and amortization of debt issuance costs	25	154	1,897	2,365	2,463	-	17
Fixed charges, total	897	1,028	2,751	3,234	3,231	219	234

Earnings:
(Loss) earnings before income taxes and
discontinued operations	(49,323)	963	(57,404)	(41,872)	6,916	(15,820)	(10,674)
Earnings, as defined	(48,426)	1,991	(54,653)	(38,638)	10,147	(15,601)	(10,440)
Ratio of earnings to fixed charges (1)	NA	1.94	NA	NA	3.14	NA	NA

 (1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of (loss) income before benefit from income taxes and loss from discontinued operations plus fixed charges.  Fixed charges consist of interest charges and that portion of rent expense that we believe to be representative of interest.  Losses before income taxes and discontinued operations were not sufficient to cover fixed charges by $49.3 million, $57.4 million and $41.9 million for the years ended December 31, 2011, 2009 and 2008 respectively.  Losses before income taxes and discontinued operations were not sufficient to cover fixed charges by $15.8 million and $10.7 million for the three months ended March 31, 2012 and April 2, 2011, respectively.